oerlikon

Media release

Rule 12g3-2(b) File ~~No. 82-5190~~ 82-34643

Unaxis Holding

Q1-Q3/2006: Major orders received amounting to CHF 1.4 billion (+29%) ensures highly organic growth

Oerlikon with over-proportional growth and profits

- Turnover increases in the first nine months 2006 by 10 percent to CHF 1.2 billion (Q1Q3/2005: CHF 1.1 billion)
- The operative profit (EBIT) grows to CHF 195 million, with a margin of 15.3 percent (Q1-Q3/2005: CHF -90 million)
- Net profit reaches CHF 173 million (Q1-Q3/2005: CHF -97 million)
- Turnover growth far exceeds the market average
  - Oerlikon Balzers Coating, Services +11% (5% overall market growth)
  - Oerlikon Leybold Vacuum +13% (4% overall market growth)
- Technological leadership expanded with record-breaking innovations
- Public tender offer made for Saurer AG, merger starting in the 4th quarter

Key figures for the Oerlikon Group on September 30, 2006

in CHF millions	Q1-Q3/2006	Q1-Q3/2005	Change
Sales	1400	1086	+29%
Orders on hand	531	482	+10%
Sales	1221	1111	+10%
Operative cash flow	150	-72	+222
EBIT	195	-90	+285
Net profit	173	-97	+270

Pfäffikon SZ, October 24, 2006 **– The results of the first nine months of 2006 again show continued strong growth in sales and revenue for the Oerlikon Group, exceeding the market average. Oerlikon Balzers Coating, Services with an 11 percent increase, grew more than twice as fast as its respective industrial sector. Oerlikon Leybold Vacuum, with 13 percent growth, increased nearly three faster than its market sector average. All key figures of the Oerlikon Group have improved significantly, lending further emphasis to its continued positive growth trend.**

Group turnover increased in the first nine months 2006 by 10 percent to CHF 1.2 billion (Q1-Q3/2005: CHF 1.1 billion). Operative cash flow increased by 222 million to CHF 150 million, while the operating result (EBIT) improved by CHF 285 million over the prior year

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-[redacted]

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

dlw 10/30

to CHF 195 million. Particularly noteworthy is the 29 percent increase of orders received, an increase from CHF 1.1 billion (Q1-Q3/2005) to CHF 1.4 billion (Q1-Q3/2006). The company's net profit grew to CHF 173 million, compared to CHF -97 million in Q1-Q3/2005, amounting to a net profit margin of 14.2 percent. Not included in the profit and loss account-based key figures is the acquisition of Saurer Ltd. The take-over was announced by Oerlikon on September 5, 2006 with the publishing of the public tender offer. The planned merger will take place in the 4th quarter of 2006 and will unmistakably underline the growth of the high-tech group. On the basis of the consolidated figures, the new corporation will achieve a double-digit profit margin for the year 2006 as a whole.

"Oerlikon continues to experience dynamic growth. At the same time, the figures confirm the company's extraordinary performance as well as its strategy to present itself as an integrated, global high-tech company," stated Thomas Limberger, CEO of Oerlikon. The positive development of the share price mirrors the company's successful development. The share price increased by 147 percent, from CHF 171.30 to CHF 422.75, on the key date (closing price on September 30, 2006). Market capitalization grew accordingly from CHF 2,423 billion to CHF 5,979 billion.

All company segments contributed to the positive results of the first nine months; Oerlikon chalked up above-average development in all its respective markets. While the worldwide coating market grew by around 5 percent, turnover at Oerlikon Balzers Coating, Services grew by 11 percent in the first nine months of 2006. Strong growth was also experienced at Oerlikon Leybold Vacuum, which expanded its business by 13 percent in the first nine months, and that with approximately 4 percent growth in the overall market. The two segments therewith contributed to over 50 percent of the group's operative result. The segment Oerlikon Esec Semiconductor also greatly boosted its market share, with a 78 percent increase in turnover, twice the market average. This makes Oerlikon Esec Semiconductor, which also greatly contributed to the groups EBIT, one of the most profitable suppliers in its sector.

Important innovations were also made and successfully placed on the market in the 3rd quarter, building a strong and solid foundation for Oerlikon's future competitiveness. In another technological breakthrough, Oerlikon Balzers Coating introduced a fully new "P3e" coating technology that combines different coating techniques in a unique way. It will open up entire new fields of application for coating. Oerlikon Wafer has set a new industry benchmark with its new masking etching system, "Mask Etcher Gen V", which is

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

 now being launched on the market. Oerlikon Leybold stands just before a product offensive with the MAG 300, a new pump generation. Oerlikon Optics began prototype construction for a new laser-based projection system based on Novalux technology, which will soon be delivered to key customers.

Outlook

As a whole, Oerlikon is excellently positioned in all segments and holds the pole position in its respective markets. The growth rate achieved will be sustained and the company's market position maintained with technologically leading products. Through the takeover of Saurer, Oerlikon will further expand its global presence and market strength to move ahead in a fully new dimension. On the basis of the consolidated figures, the new group will achieve a two-digit operating profit margin for the year 2006 as a whole.

Development of the segments

Oerlikon Balzers Coating

The segment, Oerlikon Balzers Coating, received a greatly increased number of orders in the first nine months, amounting to CHF 701 million, an increase of 39 percent. The most powerful driver for this increase was the Oerlikon Solar business unit, which again received a new, large order by ErSol Thinfilm GmbH.

In the Coating Services business, we continue to expand the range of applications in the automotive sector – following fuel injectors for diesel motors, now piston pins are becoming the next mass application. The innovative “P3e” coating technology promises further growth potential. The layer characteristics can be specified in an unprecedented manner and adjusted for the respective applications. A great deal of interest has been generated among customers for this new technique. The opening of six further coating centers in the coming months will promote the further positive course of business.

In the Systems business, the victory march of the thin film solar technology continues unabated. With the integration of additional processing stages, we are now in the position to supply key-ready systems for the entire manufacturing process, from untreated glass through to completed solar modules. The Wafer processing business unit is also excellently positioned; the beta tests were completed for the new mask etching system, "Mask Etcher Gen V," and market introduction has already begun.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

Oerlikon Data Storage is also in a good starting position. Production and coating systems for the new generation of optical data BluRay data carriers ("Indigo") and hard drives ("Racetrack") have already been placed with key customers for evaluation and the feedback has been excellent so far. We are also most suitably positioned for the new "HD DVD" formats. Oerlikon will profit greatly should these products take off in the market.

Oerlikon Leybold Vacuum

The course of business in the Oerlikon Leybold Vacuum segment in the first nine months of the year exceeded that of the prior year in every regard. Turnover increased by 13 percent to CHF 317 million, exceeding overall market growth more than three times over. Both orders received and orders on hand are far higher than in the previous year, which means that growth will continue in this segment as well. The "Screwline" oil-free pump series has emerged as the most sought-after product with new fields of application added, especially in the process industry, leading to substantial gains in market share, particularly in Asia and the USA.

Through the fourth quarter and beyond, we expect business to continue developing positively. The stronger focus on the Service business has proceeded magnificently; Oerlikon Leybold Vacuum was able to sign contracts with new key customers. The segment will launch a product offensive at the beginning of the fourth quarter, centered on a completely newly developed generation of pumps, the "MAG 300." The feedback from initial customer tests has been enthusiastic.

Oerlikon Components

The Components segment has recorded a short-term drop in turnover of 12 percent to CHF 138 million. This is the result of projects at Oerlikon Space that have been deferred into the fourth quarter due to EU political decisions. Oerlikon Space will reach its overall annual targets.

Excellent results were compiled by the business units Oerlikon Optics and Solutions. Production at Oerlikon Solutions will be running at full capacity for the long-term, completing internal company orders, such as from Oerlikon Solar, as well as orders for

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

external customers. Demand for projection displays has increased greatly at Oerlikon Optics. New customers were acquired for the coating of light filters for the entertainment industry. With the doubling of turnover in biochips, additional market shares were gained. Great progress was made in the development of the next generation of laser-based projection systems and screens. The first prototypes based on Novalux technology are in production and will be delivered to key customers in the fourth quarter.

Oerlikon Esec Semiconductor

Oerlikon Esec Semiconductor looks back at an impressive course of business in the first nine months. On a percentages basis, Oerlikon Esec Semiconductor has compiled the strongest growth and high revenues so far this year. Sales grew in the first nine months of 2006 by 78 percent, from CHF 111 million to CHF 198 million. Orders on hand decreased by 24 percent, showing that we were able to process orders promptly and to reduce throughput times.

Behind this positive development – with good market demand – is the fantastic success of the "Die Bonder 2008 hsPlus" platform introduced a year ago, which has led to 40 percent greater productivity. The "3100 optima" wire bonder also rang up its first market successes in the last quarter. Improved manufacturing processes and the successfully completed relocation of the wire bonder production to Singapore led to improvement in the cost situation and along with the increased turnover led to higher earnings.

A continued positive course of business is anticipated for the fourth quarter, with a slight reduction of demand.

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected. Rounding-off differences may lead to apparent discrepancies in the published figures.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

For further information please contact:

Burkhard Böndel
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon – a leading global high-tech corporation

Oerlikon (SWX: OERL) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.

Key figures on September 30, 2006

Oerlikon Group

in CHF millions	Q1-Q3/2006	Q1-Q3/2005	Change
Orders received	1400	1086	+29%
Orders on hand	531	482	+10%
Turnover	1221	1111	+10%
Operative cash flow	160	-72	+232
EBIT	195	-90	+285
Net profit	173	-97	+270

Oerlikon Balzers Coating

in CHF millions	Q1-Q3/2006	Q1-Q3/2005	Change (%)
Orders received	701	504	+39%
Orders on hand	233	208	+12%
Turnover	566	562	+1%

thereof, Oerlikon Balzers Coating, Systems

in CHF millions	Q1-Q3/2006	Q1-Q3/2005	Change (%)
Orders received	396	231	+72%
Orders on hand	233	208	+12%
Turnover	262	288	-9%

thereof, Oerlikon Balzers Coating, Services

in CHF millions	Q1-Q3/2006	Q1-Q3/2005	Change (%)
Orders received	304	273	+11%
Orders on hand	0	0	0
Turnover	304	273	+11%

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

Oerlikon Leybold Vacuum

in CHF millions	Q1-Q3/2006	Q1-Q3/2005	Change (%)
Orders received	334	284	+18%
Orders on hand	61	41	+49%
Turnover	317	281	+13%

thereof, Oerlikon Leybold Vacuum, Systems

in CHF millions	Q1-Q3/2006	Q1-Q3/2005	Change (%)
Orders received	255	217	+18%
Orders on hand	55	37	+48%
Turnover	240	205	+17%

thereof, Oerlikon Leybold Vacuum, Services

in CHF millions	Q1-Q3/2006	Q1-Q3/2005	Change (%)
Orders received	79	67	+18%
Orders on hand	7	4	+66%
Turnover	77	75	+2%

Oerlikon Components

in CHF millions	Q1-Q3/2006	Q1-Q3/2005	Change (%)
Orders received	168	167	+1%
Orders on hand	210	197	+6%
Turnover	138	157	-12%

Oerlikon Esec Semiconductor

in CHF millions	Q1-Q3/2006	Q1-Q3/2005	Change (%)
Orders received	195	131	+49%
Orders on hand	27	35	-24%
Turnover	198	111	+78%

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com